Exhibit 10.10

OMAX CORPORATION

December 4, 2007

Mr. Charles M. Brown, President & CEO

Flow International Corporation

23500 – 64th Avenue South

Kent, WA 98032

Dear Charley:

Based upon our discussions to date, we are excited about further exploring with you the prospect of combining OMAX Corporation (“OMAX” or the “Company”) with Flow International Corporation (“Flow”). Subject to the terms hereof, OMAX grants Flow an exclusive option (“Option”) to complete negotiations with OMAX and to agree, under the terms and conditions below and subject to the approval of the shareholders of OMAX, to acquire all of the outstanding capital stock of the Company (the “Transaction”) for cash and stock as discussed more fully below (the “Consideration”).

The Transaction, as outlined below, will be essential to reasonably assure the best opportunities for success of the combined companies, Flow and OMAX together, in an increasingly competitive market. Opportunities in the market have greatly accelerated in recent years, as the benefits of the abrasive-jet machining process have become more widely accepted in an ever-increasing spectrum of client users. This strongly positive change in global market opportunity has also attracted multiple new competitors entering the market, including several more recent competitors who will continue to command, even following the Transaction, more financial, marketing, distribution and manufacturing resources than our combined resources. The Transaction represents our best mutual strategy to meet these evolving competitive challenges.

A. Due Diligence; Definitive Agreements

Flow and OMAX have entered into a Nondisclosure Agreement dated October 24, 2007 (the “Nondisclosure Agreement”) that included (as Exhibit A thereto) due diligence items which were produced and reviewed (subject to certain agreed protocols) prior to the signing of this Option. The parties agree that additional and supplemental due diligence will occur following the execution of this Option. This Option is conditioned upon the mutual agreement of Flow and OMAX to move forward expeditiously and to supplement and complete all remaining due diligence (except with respect to those items of due diligence as set forth in Exhibit A to this Option Agreement, which the parties agree shall not be provided prior to signing the Definitive Agreements (as defined below), but shall be provided as soon as practicable thereafter) and to negotiate in a commercially reasonable manner and sign mutually acceptable definitive agreements for the Transaction (the “Definitive Agreements”) prior to the expiration of the Exclusivity Period (as defined below). If, as part of its remaining due diligence review or in connection with the preparation of the Definitive Agreements, Flow discovers facts or circumstances which would lead it to alter the terms or structure of the Transaction described herein, Flow shall promptly notify the Company, and the parties may agree to adjust the Consideration accordingly. OMAX understands that the amounts of Consideration set forth below in paragraphs B.3, B.4 and B.5 are predicated on the confirmation following due diligence of certain limited financial information OMAX has shared with Flow.

The Definitive Agreements will be in form customary for merger and acquisition transactions of this type. It is anticipated that the merger will be structured as a reverse triangular merger with OMAX becoming a wholly-owned subsidiary of Flow, but the parties agree to consider altering the form of the transaction if it should appear advisable to do so for tax or other reasons. The terms and conditions of the Definitive Agreements will include, among others, representations and warranties (including representations and warranties and other provisions regarding the Company’s right, title and interest in its assets, including intellectual property, financial statements, receivables, inventory, employees, employee benefits, environmental, litigation, compliance with laws, suppliers and vendors, as well as representations and warranties of the shareholders of OMAX), covenants, and customary conditions of closing of the Transaction (“Closing”). The Definitive Agreements will also include an agreement by those OMAX shareholders representing a majority of the outstanding common stock of OMAX to vote their shareholdings in favor of the Transaction and to approve the Definitive Agreements.

B. Allocation and Composition of Consideration

The Consideration will consist of cash and stock composed as follows:

1.	$6,000,000 in cash, to be placed into escrow upon countersignature of this Option, as payment for this Option;

2.	$3,000,000 in cash, to be placed into escrow upon termination of the required Hart-Scott-Rodino waiting period and execution of the Definitive Agreements as an additional payment;

3.	$66,000,000, minus amounts to be paid by Flow at Closing in satisfaction of certain litigation fees of the Company, if any, and inclusive of amounts placed into escrow as an employee retention pool (as described below), the net amount to be paid in cash to the shareholders of the Company at Closing;

4.	3,750,000 shares of Flow common stock, to be issued pro rata to the shareholders of the Company at Closing; provided that the number of shares of Flow common stock issued to OMAX shareholders at Closing shall be increased to an number reflecting a value of $33,750,000, based upon the average daily closing price of Flow common stock during the ten trading day period prior to Closing (“Closing Share Price”), if such Closing Share Price is less than $9.00 a share. Flow shall, in its sole discretion, have the option to pay cash for any additional shares otherwise payable pursuant this clause, to be calculated on the basis of the number of additional shares (in excess of 3,750,000) which would otherwise be payable times the Closing Share Price; and

5.	Up to 1,733,334 shares of Flow common stock of additional Consideration, to be paid pro rata to the shareholders of the Company based on the average closing share price for Flow for the six (6) months ending twenty four (24) months after closing (“Average Share Price”). If the Average Share Price for the six (6) months is:

a.	less than or equal to $13.00, no additional Consideration shall be paid;

b.	equal to or greater than $15.00, 1,733,334 shares of additional Consideration shall be paid; or

c.	between $13.01 and $14.99, additional Consideration shall be derived on a straight line interpolation basis and paid accordingly.

Provided that, if the Closing Share Price is less than $9.00 a share, each of the dollar amounts referenced in a., b., and c. immediately above shall be reduced by the difference between $9.00 and the Closing Share Price.

In the event additional Consideration is payable pursuant to paragraph B.5 above, Flow shall have the option of paying any or all of the Consideration in cash based upon the Average Share Price times the number of shares which would otherwise be issued.

Flow agrees that OMAX stock options which are currently outstanding and unvested shall vest immediately prior to Closing and shall be exercised or terminated at Closing, or otherwise treated in a manner mutually acceptable to the parties.

The Consideration will be adjusted upward on a dollar for dollar basis to the extent that the Company’s Net Working Capital at Closing is greater than $9,000,000; further, the Consideration will be adjusted downward on a dollar for dollar basis to the extent that the Company’s Net Working Capital at Closing is less than $7,000,000. Net Working Capital will be defined in the Definitive Agreements with all calculations performed in a manner consistent with U.S. Generally Accepted Accounting Principles. The final Net Working Capital calculation pursuant to this paragraph shall, in the case of disagreement, be subject to audit and review by a nationally recognized accounting firm to be mutually selected by the parties.

In the event the Transaction does not successfully close or is otherwise terminated, OMAX shall be entitled to retain the cash payments placed into escrow in B.1 and B.2 above; provided, however, that in the event OMAX thereafter obtains a judgment against Flow in the litigation matter OMAX Corporation v Flow International Corp. (U.S. District Court, Western District of Washington, Case No. CV. 04-2334 RSL) (the “Litigation”), or Flow agrees to pay OMAX an amount to settle the Litigation, Flow shall receive a credit against any such judgment and/or settlement in an amount equal to fifty percent (50%) of the payment in B.1 above and one hundred percent (100%) of the payment in B.2 above. Immediately prior to Closing and subject to paragraph C below, the amounts set forth in B.1 and B.2 above shall be returned to Flow for distribution to the shareholders of OMAX.

C. Escrow

At Closing, $7,000,000, composed of the same percentages of cash and of Flow common stock as the composition of the Consideration in paragraphs B.1, B.2, B.3 and B.4 above, will be withheld and placed into an escrow account (the “General Escrow”). Flow will be entitled to be indemnified from the General Escrow in the event of a breach or breaches by OMAX of any of its representations, warranties or covenants in the Definitive Agreements to the extent that such breach or breaches, individually or in the aggregate, result in claims in excess of $1,000,000. Promptly following July 31, 2009, all remaining amounts in the General Escrow, not subject to claims for indemnification will be delivered to the Company’s shareholders. The General Escrow shall be Flow’s sole remedy for breaches of the Definitive Agreements other than for claims subject to the Special Escrow described below and other than for claims based on fraud or intentional misrepresentation or omission, and breaches related to tax, authority, ownership and similar matters.

At Closing, an additional $6,200,000, subject to reduction under conditions to be specified in the Definitive Agreements, composed of the same percentages of cash and of Flow common stock as the composition of the Consideration in paragraphs B.1, B.2, B.3 and B.4 above, will be withheld and placed into a separate escrow account (the “Special Escrow”). Flow will be entitled to be indemnified from the Special Escrow with respect to certain potential liabilities identified during the course of due diligence. Promptly following the second anniversary of Closing, all remaining amounts in the Special Escrow, not subject to claims for indemnification will be delivered to the Company’s shareholders.

D. Conduct of Business; Retention Bonuses

From the date hereof until the earlier of (i) the execution of mutually acceptable Definitive Agreements, or (ii) the termination of our discussions regarding the Transaction, the Company will conduct its business in the normal and ordinary course, consistent with prior practices. The Company will not, without the approval of Flow, take any actions that materially impact the composition, compensation, or benefits of the employees of the Company outside the ordinary course of business. It is clear from our discussions that both companies highly value their people, and the retention of the high caliber team OMAX has assembled is a critical factor in our mutual interest in proceeding with the Transaction. For this reason, OMAX and Flow mutually agree that Flow shall place into escrow at Closing a portion of the Consideration set forth in paragraphs B.3 and B.4 above as a retention pool for OMAX employees, to be allocated upon the six month anniversary of Closing among OMAX employees whose continued employment prior to and after Closing will be essential to the success of the combined companies. The retention pool shall serve to provide such key employees the equivalent of three months’ salary, and the portion not earned by any employee departing prior to the six month anniversary of Closing shall be redistributed at the six month anniversary of Closing among those persons who were the shareholders of OMAX at Closing. The Definitive Agreements will include mutually acceptable executive officer agreements for Drs. John B. Cheung, John H. Olsen and Mr. James M. O’Connor to become executives of Flow International Corporation until the end of the period set forth in paragraph B.6, above. As soon as is commercially reasonable following Closing, Flow will expand its Board of Directors and elect Dr. Cheung to the vacancy thereby created.

E. Hart-Scott-Rodino Filing

The parties anticipate filing the necessary initial Hart-Scott-Rodino (“HSR”) filing on or before December 14, 2007, and agree to use their respective commercially reasonable best efforts to complete the requisite filing by such date, as well as to provide all requisite information and assist with any subsequent filings or responses which may be required. Flow will be responsible for payment of the filing fee payable in connection with such filing, but if the Transaction does not close, OMAX will reimburse Flow for one-half of the fee. The parties intend to file this Option in connection with the HSR filing and will decide at the time of filing whether to request early termination of the HSR waiting period, which request must be mutually agreed to by the parties.

F. Confidentiality

This Option and the discussions between the parties related to the Transaction will be considered Confidential Information as defined in and protected by the Nondisclosure Agreement. The parties agree that the provisions of the Nondisclosure Agreement shall remain legally binding upon and enforceable against the parties.

G. Discussions with Other Parties

In connection with these discussions, Company agrees that from the date of this Option until the earlier of (i) the mutual consent of the Company and Flow that all discussions related to this Option have terminated and will not proceed, (ii) 180 days following the receipt of a definitive final response from federal regulatory authorities concerning the HSR filing, (iii) 60 days following the receipt of a definitive final response from federal regulatory authorities concerning the HSR filing (should the parties not have entered into the Definitive Agreements by such date), or (iv) December 5, 2008 (the “Exclusivity Period”), without the advance written consent of Flow, the Company, whether directly or indirectly through its officers, directors, agents or other representatives, will not (1) solicit, initiate discussions, engage in or encourage discussions or negotiations with, or enter into any agreement, including any non-disclosure agreement, with, any party relating to or in connection with (a) the possible acquisition of the Company, (b) the possible acquisition of any material portion of the Company’s capital stock or assets, including the claims in the Litigation, or (c) any other transaction outside of the ordinary course of business that could materially impair the value of the Company’s assets post-Closing (collectively, a “Restricted Transaction”), or (2) disclose any non-public information relating to the Company or its subsidiaries or afford access to the properties, books or records of the Company or its subsidiaries to, any person (other than Flow or its representatives) concerning a Restricted Transaction. Throughout the Exclusivity Period, upon its receipt of any offer or proposal with respect to a Restricted Transaction or any request for nonpublic information or inquiry that the Company reasonably believes could lead to a proposal for a Restricted Transaction (each, a “Restricted Transaction Proposal”), the Company must (x) promptly (and in any event within two business days) notify Flow of the receipt of such Restricted Transaction Proposal, and provide Flow with a copy of any written Restricted Transaction Proposal received and a written statement with respect to any non-written Restricted Transaction Proposal request or inquiry received, including the identity of the parties making the proposal and the terms thereof, and will promptly (and in any event within one business day) advise Flow of any material modification or proposed modification, and any other information necessary to keep Flow informed in all material respects regarding the status and details of such Restricted Transaction Proposal.

OMAX will immediately cease and terminate any existing letter of intent, exclusive option or other similar agreements related to a Restricted Transaction and any discussions or negotiations with any party other than Flow with respect to any Restricted Transaction. Upon public announcement of the signing of this Option, OMAX will use its best efforts to effect the immediate return or destruction of any Company confidential information furnished to another party within six months of the date of this Option in connection with any Restricted Transaction.

H. Expiration/Non-Binding Provisions

By signing this Option on or before December 7, 2007, the Company agrees with respect to the matters contained herein. By countersigning this Option by such date and by paying the amounts in B.1 above, Flow agrees with respect to the matters contained herein. If not signed, this letter will expire after such date. This Option does not include final negotiation of all matters required to complete the Transaction. The respective rights and obligations of Flow, the Company and the Company’s shareholders remain to be defined in the Definitive Agreements and related documents (the terms and provisions of which will be subject to approval by Flow, the Company and the Company’s shareholders), and the parties do not intend to be legally bound or otherwise to incur any obligations with respect to the Transaction until such time as the Definitive Agreements are executed. Accordingly, except as described below, this Option does not constitute a legally binding document and does not create any legal obligations on the part of, or any rights in favor of, Flow, the Company, any of the Company’s shareholders or any other party.

I. Binding Agreements of the Parties

Flow and OMAX agree that the provisions of this Option (a) applicable to the Consideration to be paid pursuant to clauses B.1 and B.2 above and (b) under the headings “Conduct of Business,” “Hart-Scott-Rodino,” “Confidentiality,” and “Discussions with Other Parties” (as well as this paragraph) are legally binding upon and enforceable against the parties. The parties also hereby agree to negotiate the Definitive Agreements in good faith and to cooperate in good faith, to and to use commercially reasonable efforts in providing and giving access to due diligence materials. The signatures below confirm the mutual agreement of Flow and OMAX to be bound by these listed paragraphs and this paragraph.

J. Governing Law

Washington law (without regard to conflict of law rules) will govern the provisions of this Option and the Definitive Agreements.

K. Conclusion

We appreciate the importance which Flow has ascribed to the acquisition of OMAX as an intact entity, including its employees and associates as well as its channels of both domestic and international distributors. We believe this will be greatly facilitated through both the provision of retention bonuses and the mutual decision to continue OMAX’s established presence in the marketplace. Employees and associates of OMAX are further motivated to stay and contribute to the success of the combined company, as they will also participate in this success as shareholders of the combined company.

[Signature Page to Option Agreement]

Please indicate your acknowledgement and agreement with the terms of this Option by signing below.

Very truly yours,

OMAX CORPORATION

By:	/s/ John B. Cheung
Name:	John B. Cheung
Title:	President and CEO

Accepted and Agreed to this 4th day of December, 2007.

FLOW INTERNATIONAL CORPORATION

By:	/s/ Charles M. Brown
Name:	Charles M. Brown
Title:	President & CEO